UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 are management's discussion and analysis of financial condition and results of operations and the unaudited consolidated financial statements of Knightsbridge Tankers Limited (the "Company"), as of and for the three and nine months ended September 30, 2009.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge Tankers Limited and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED (registrant)

Dated: November 20, 2009	By:	/s/ Ola Lorentzon
Name: Ola Lorentzon
Title: Chairman and Chief Executive Officer

EXHIBIT 1

KNIGHTSBRIDGE TANKERS LIMITED

As used herein, "we," "us," "our" and "the Company" all refer to Knightsbridge Tankers Limited. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission on June 30, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2009

General

The Company was incorporated in Bermuda in September, 1996. The Company was originally founded for the purpose of the acquisition, disposition, ownership, leasing and chartering of five very large crude oil carriers, or VLCCs and certain related activities. The Company has subsequently expanded its scope of activities and has taken delivery of two Capesize newbuilding dry bulk carriers of approximately 170,000 dwt in August 2009 and October 2009, respectively. The Company's shares are listed on the Nasdaq Global Select Market under the symbol VLCCF.

The business of the Company is managed by ICB Shipping (Bermuda) Limited (the "Manager"), a wholly-owned subsidiary of Frontline Ltd.

In December 2007, one vessel was sold with delivery taking place during February 2008. Two VLCCs are on time charters that commenced in 2007 with initial terms of four and five years respectively, each earning a rate of $37,750 per day plus a market-based profit sharing payment computed as 50% of the difference between the related spot market index rate and the base rate. One VLCC is on a three year time charter earning a rate of $45,000 per day that is due to expire in 2010. The remaining VLCC has been operating in the spot market following the expiry of its time charter in March 2009. The Company's two Capesize newbuilding dry bulk carriers commenced five year time charters upon their deliveries in August 2009 and October 2009, respectively.

Results of Operations

Amounts included in the following discussion are derived from our unaudited consolidated financial statements for the three and nine months ended September 30, 2009 and 2008.

Operating revenues

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2009	2008	2009	2008
Time charter revenues	12,238	19,813	36,832	60,660
Voyage charter revenues	1,975	-	7,089	6,145
Total operating revenues	14,213	19,813	43,921	66,805

Time charter revenues decreased in the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 primarily due to a decrease in profit share payments of $16.5 million received from the time charters for the Hampstead and Kensington due to the weaker spot market and a decrease in time charter earnings from the Camden of $6.8 million, which was operated in the spot market after its five year time charter ended March 2009, offset by time charter earnings from the Battersea of $1.4 million, which commenced a five year time charter upon its delivery to the Company in August 2009.

Time charter revenues decreased in the three months ended September 30, 2009 compared to the three months ended September 30, 2008 primarily due to a decrease in profit share payments of $5.2 million received from the time charters for the Hampstead and Kensington due to the weaker spot market and no time charter revenue from the Camden, which earned $2.9 million in the three months ended September 30, 2008 offset by time charter earnings from the Battersea of $1.4 million.

Voyage charter revenues in the three and nine months ended September 30, 2009 relate to the Camden, which operated in the spot market from March 2009 whereas voyage charter revenues in the nine months ended September 30, 2008 relate to the Chelsea, which was sold in December 2007 and delivered in February 2008.

Operating expenses

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2009	2008	2009	2008
Voyage expenses	2,174	654	5,577	3,773
Ship operating expenses	4,847	3,908	13,298	10,692
Administrative expenses	458	406	1,235	1,146
Depreciation	3,266	3,428	10,047	10,284
Total operating expenses	10,745	8,396	30,157	25,895

The increase in voyage expenses in the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 was primarily due to the Camden, which traded in the spot market from March 2009 compared to the Chelsea, which traded in the spot market for six weeks at the beginning of 2008 before delivery to its new owners.

The increase in voyage expenses in the three months ended September 30, 2009 compared to the three months ended September 30, 2008 was primarily due to the Camden, which operated in the spot market for the whole of this period while no vessels operated in the spot market in the three months ended September 30, 2008.

Ship operating expenses increased in the three and nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 primarily due to an increase in crew expenses, repairs and maintenance and spares on our VLCCs and operating costs for the Battersea, which was delivered to the company in August 2009.

Depreciation decreased in the three and nine months ended September 30, 2009 compared to the three and nine months ended September 30, 2008 primarily due to a change in estimated residual values of our four VLCCs, effective July 1, 2009, which reduced depreciation on those vessels by $503,000 in the third quarter of 2009.

Other Income (Expenses)

	Three months ended September 30,		Nine months ended September 30,
(in thousands of $)	2009	2008	2009	2008
Interest income	57	591	119	1,921
Interest expense	(319)	(663)	(1,021)	(2,408)
Other financial items	(102)	(47)	(168)	(133)
Net other income (expenses)	(364)	(119)	(1,070)	(620)

Interest income decreased in the three and nine months ended September 30, 2009 compared to the three and nine months ended September 30, 2008 primarily due to a decrease in interest rates and a decrease in cash due to the funding of our newbuilding program.

Interest expense decreased in the three and nine months ended September 30, 2009 compared to the three and nine months ended September 30, 2008 primarily due a decrease in interest rates.

The increase in other financial items in the three and nine months ended September 30, 2009 compared to the three months and nine months ended September 30, 2008 was primarily due to breakage fees paid in August 2009 relating to the repayment of the Predelivery Loan for the Battersea described in note 7 to our unaudited consolidated financial statements included herein.

Knightsbridge Tankers Limited
Consolidated Statements of Operations for the three and nine month periods ended September 30, 2009 and 2008
(Unaudited)

 (in thousands of $, except per share data)

	Three month periods ended Sept 30,		Nine month periods ended Sept 30,
	2009	2008	2009	2008
Operating revenues
Time charter revenues	12,238	19,813	36,832	60,660
Voyage charter revenues	1,975	-	7,089	6,145
Total operating revenues	14,213	19,813	43,921	66,805
Operating expenses
Voyage expenses and commission	2,174	654	5,577	3,773
Ship operating expenses	4,847	3,908	13,298	10,692
Administrative expenses	458	406	1,235	1,146
Depreciation	3,266	3,428	10,047	10,284
Total operating expenses	10,745	8,396	30,157	25,895
Net operating income	3,468	11,417	13,764	40,910
Other income (expenses)
Interest income	57	591	119	1,921
Interest expense	(319)	(663)	(1,021)	(2,408)
Other financial items	(102)	(47)	(168)	(133)
Net other expenses	(364)	(119)	(1,070)	(620)
Net income	3,104	11,298	12,694	40,290
Per share information:
Earnings per share: basic and diluted	$0.18	$0.66	$0.74	$2.36
Cash dividends per share declared	-	$0.75	-	$2.25

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Knightsbridge Tankers Limited
Balance Sheets as of September 30, 2009 and December 31, 2008

(in thousands of $)

	Sept 30, 2009	Dec 31, 2008
	(unaudited)	(audited)
ASSETS
Current Assets
Cash and cash equivalents	1,607	77,998
Restricted cash	10,000	10,000
Trade accounts receivable, net	3,714	2,745
Other receivables	267	446
Inventories	2,056	1,222
Prepaid expenses and accrued income	404	475
Total current assets	18,048	92,886
Vessels, net	266,185	187,360
Newbuildings	66,884	51,305
Deferred charges	1,322	134
Total assets	352,439	331,685

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	28,260	42,560
Trade accounts payable	3,062	1,820
Accrued expenses	7,676	2,111
Other current liabilities	1,457	2,409
Total current liabilities	40,455	48,900
Long-term liabilities
Long-term debt	81,260	60,480
Total liabilities	121,715	109,380

Stockholders' equity
Share capital	171	171
Contributed capital surplus	179,019	179,019
Retained earnings	51,534	43,115
Total stockholders' equity	230,724	222,305
Total liabilities and stockholders' equity	352,439	331,685

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Cash Flows for the nine month periods ended September 30, 2009 and 2008
(Unaudited)

(in thousands of $)

	Nine month period
	ended Sept 30,
	2009	2008

Net income	12,694	40,290
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	10,047	10,284
Amortization of deferred charges	98	106
Changes in operating assets and liabilities:
Trade accounts receivable, net	(968)	(2,033)
Other receivables	180	5,487
Inventories	(833)	2,921
Prepaid expenses and accrued income	71	52
Trade accounts payable	(3,319)	1,617
Accrued expenses	5,564	(3,745)
Other current liabilities	(952)	-
Net cash provided by operating activities	22,582	54,979
Investing activities
Additions to newbuildings	(99,892)	(17,267)
Net cash used in investing activities	(99,892)	(17,267)
Financing activities
Proceeds from long-term debt	30,000	-
Repayments of long-term debt	(23,520)	(6,720)
Debt fees paid	(1,286)	-
Dividends paid	(4,275)	(38,475)
Net cash provided by (used in) financing activities	919	(45,195)
Net decrease in cash and cash equivalents	(76,391)	(7,483)
Cash and cash equivalents at beginning of period	77,998	82,143
Cash and cash equivalents at end of period	1,607	74,660

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	923	2,411

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Knightsbridge Tankers Limited
Notes to the Unaudited Consolidated Financial Statements

1.  Basis of Preparation

The unaudited consolidated financial statements for Knightsbridge Tankers Limited (the "Company") have been prepared on the same basis as the Company's audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying unaudited consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on June 30, 2009.

Effective July 1, 2009, the Company effected a change in estimate related to the estimated scrap rate for its VLCC vessels from $149 per lightweight ton to $281 per lightweight ton. The resulting increase in salvage value has been applied prospectively and reduced depreciation by $503,000 for the three and nine months ended September 30, 2009. This change also resulted in an increase in net income of $503,000 and an increase of $0.03 in earnings per share for the three and nine months ended September 30, 2009.

2.  Recently Issued Accounting Standards

In May 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") 855-10. ASC 855-10 provides guidance on management's assessment of subsequent events and incorporates this guidance into accounting literature. ASC 855-10 is effective prospectively for interim and annual periods ending after June 15, 2009. The Company has evaluated subsequent events through November 20, 2009, the date of issuance of our financial position and results of operation. The adoption of this standard did not have a material impact on our financial statements.

In June 2009, the FASB issued ASC 105-10. ASC 105-10 stipulates the FASB Accounting Standards Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. ASC 105-10 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of this standard did not have a material impact on our financial statements.

3.  Leases

The minimum contracted future revenues to be received on time charters, which are accounted for as operating leases as of September 30, 2009 are as follows:

Year ending September 30, (in thousands of $)
2010	69,348
2011	57,948
2012	43,187
2013	33,825
2014	32,385
Thereafter	1,475
Total minimum contracted future lease revenues	238,168

The cost and accumulated depreciation of vessels leased to third parties at September 30, 2009 was $354.5 million and $131.6 million, respectively and at December 31, 2008 was $352.3 million and $164.9 million, respectively.

4.  Trade Accounts Receivable, Net

Trade accounts receivable are presented net of allowance for doubtful accounts amounting to $0.2 million (2008 $0.2 million).

5.  Newbuildings

(in thousands of $)	September 30, 2009	December 31, 2008
Newbuildings	66,884	51,305

The carrying value of newbuildings represents accumulated costs paid in purchase installments, other capital expenditures and capitalized loan interest. Interest capitalized in the cost of newbuildings during the three and nine months ended September 30, 2009 totaled $0.1 million and $0.4 million, respectively (2008: $0.3 million and $1.1 million, respectively).

6.  Vessels

(in thousands of $)	September 30, 2009	December 31, 2008
Cost	441,180	352,308
Accumulated depreciation	(174,995)	(164,948)
	266,185	187,360

In August 2009, an amount of $88.9 million was removed from Newbuildings and added to the cost of Vessels upon the delivery of the first Capesize newbuilding. $17.3 million of this amount was recorded in Newbuildings at December 31, 2008.

7.  Debt

(in thousands of $)	September 30, 2009	December 31, 2008
U.S. dollar denominated floating rate debt;
- $140 Million Loan	62,720	69,440
- Predelivery Loan	16,800	33,600
- $60 Million Loan	30,000	-
Total debt	109,520	103,040
Less: Current portion	(28,260)	(42,560)
	81,260	60,480

The average interest rate for the floating rate debt was 2.0% for the nine months ended September 30, 2009 (2008: 4.3%).

$140 Million Loan
In March 2004, the Company refinanced a prior debt facility with a $140.0 million credit facility in the form of five tranches of $28.0 million, each of which relates to a vessel. The credit facility is secured by, among other things, a mortgage on each vessel and an assignment of any charter in respect to that vessel. The credit facility is for a term of seven years and matures in 2011.

The credit facility bears interest at LIBOR plus a margin and contains a minimum market value covenant on the vessels and a covenant requiring us to maintain a certain minimum level of cash.

Predelivery Loan
In May 2007, the Company entered into an amendment of the $140 million loan and drew two tranches of $16.8 million each to fund installment payments on two newbuilding contracts. The facility is secured on the same basis as the original loan and is subject to the same covenants as the original loan. The two tranches were repaid in August 2009 and October 2009 upon the delivery of the two newbuilding vessels.

$60 Million Loan
In August 2009, the Company entered into a four year term loan facility agreement consisting of two tranches of $30.0 million each.  In August 2009, the Company drew down $30.0 million to fund the final installment due on delivery of the first Capesize newbuilding and the repayment of the first tranche of the Predelivery Loan. In October 2009, the Company drew down the second tranche of $30.0 million under the term loan to fund the final installment due on delivery of the second Capesize newbuilding and the repayment of the second tranche of the Predelivery Loan. The loans are secured by, among other things, a mortgage on the Capesize vessels and an assignment of any charters in respect to those vessels.

The $60 Million Loan bears interest at LIBOR plus a margin and contains a minimum market value covenant on the Capesize vessels and covenants requiring us to maintain a certain minimum level of cash and positive working capital.

8.  Share Capital

The authorized share capital consists of 35,000,000 (2008: 20,000,000) ordinary shares of $0.01 each. The increase in the authorized share capital was approved at the Company's Annual General Meeting on September 25, 2009. The issued and fully paid share capital consists of:

(in thousands of $)	September 30, 2009	December 31, 2008
17,100,000 ordinary shares of $0.01 each	171	171

9.  Financial Instruments

Interest rate risk management
The Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. As at September 30, 2009, the Company is not a party to any interest rate swaps to hedge interest rate exposure.

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in United States dollars, which is the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company's cash flows.

Fair values
The carrying value and estimated fair value of the Company's financial instruments are as follows:

	Sept 30, 2009	Sept 30, 2009	Dec 31, 2008	Dec 31, 2008
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	1,607	1,607	77,998	77,998
Restricted cash	10,000	10,000	10,000	10,000
Floating rate debt	109,520	109,520	103,040	103,040

The carrying value of cash and cash equivalents, and restricted cash, is a reasonable estimate of fair value.

The estimated fair value of floating rate debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, The Royal Bank of Scotland plc, DnB NOR and Nordea bank. The latter two banks deal with the money market transactions. The Company does not require collateral or other security to support financial instruments subject to credit risk.

10.  Subsequent Event

The Company took delivery of its second Capesize newbuilding on October 29, 2009.